Exhibit 99(1)

FOR IMMEDIATE RELEASE

Wembley plc

Agreed alterations to the conditional agreement for the sale of US gaming division and the return of $5m from US escrow account

Wembley plc today announced amendments to the termination date for the conditional agreement for the sale of its US gaming division to BLB Investors LLC (“BLB”). A key condition was BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and its formal ratification by the Rhode Island State legislature. Long-term revenue sharing enabling legislation was introduced into both the Senate and the House of Representatives in late March 2005.

In order to allow sufficient time for the enabling legislation to be passed, Wembley and BLB have agreed to extend the date on which either party may terminate the sale agreement if completion of the sale has not occurred from the current 30 May 2005 deadline to 30 June 2005. In addition, the two parties have agreed that the agreement may be terminated by either party if the enabling legislation with respect to a long-term revenue sharing arrangement has not been enacted by the Rhode Island State legislature on or before 31 May 2005.

Wembley is also pleased to announce the receipt of $5m plus interest from the escrow account set up with the US Attorney for Rhode Island and the confirmation that the maximum fine payable by Lincoln Park Inc in the event of a conviction on all charges is $3m.

7 April 2005

Enquiries

Wembley plc	Tel: 020 8795 8003
Mark Elliott Eric Tracey

College Hill	Tel: 020 7457 2020
Matthew Smallwood Justine Warren